UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INPHI CORPORATION

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

0.75% CONVERTIBLE SENIOR NOTES DUE 2021

0.75% CONVERTIBLE SENIOR NOTES DUE 2025

(Title of Class of Securities)

45772F AC1

45772F AF4

(CUSIP Number of Class of Securities)

Mitchell L. Gaynor

Marvell Technology, Inc.

1000 N. West Street, Suite 1200

Wilmington, Delaware 19801

(302) 295-4840

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Stuart Morrissy

Hogan Lovells US LLP

390 Madison Avenue

New York, NY 10017

(212) 918-3000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$156,696,000	$17,095.53

(1)

Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation assumes that (i) all $148,000 aggregate principal amount of the issuer’s 0.75% Convertible Senior Notes due 2021 outstanding on May 3, 2021, and with respect to which holders have not delivered an irrevocable notice of conversion, are purchased at the tender offer price of $1,000 per $1,000 principal amount of such Notes and (ii) all $156,548,000 aggregate principal amount of the issuer’s 0.75% Convertible Senior Notes due 2025 outstanding May 3, 2021, and with respect to which holders have not delivered an irrevocable notice of conversion, are purchased at the tender offer price of $1,000 per $1,000 principal amount of such Notes.

(2)

The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory for Fiscal Year 2021, which equals $109.10 for each $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

Pursuant and subject to the terms of the Indenture, dated as of September 12, 2016 (the “Original 2021 Indenture”), between Inphi Corporation, a Delaware corporation and wholly owned subsidiary of Marvell Technology. Inc. (“MTI”), as issuer (“Inphi” or the “Company”), and Wells Fargo Bank, National Association, as trustee (the “2021 Notes Trustee”), as amended by the First Supplemental Indenture, dated as of April 20, 2021 (the “2021 Supplemental Indenture” and, together with the Original 2021 Indenture, the “2021 Indenture”), relating to Inphi’s 0.75% Convertible Senior Notes due 2021 (the “2021 Notes”), and the Indenture, dated as of April 24, 2020 (the “Original 2025 Indenture”), between Inphi, as issuer, and U.S. Bank National Association, as trustee (the “2025 Notes Trustee”), as amended by the First Supplemental Indenture, dated as of April 20, 2021 (the “2025 Supplemental Indenture” and, together with the 2025 Original Indenture, the “2025 Indenture” and, together with the 2021 Indenture, the “Indentures”), relating to Inphi’s 0.75% Convertible Senior Notes due 2025 (the “2025 Notes” and, together with the 2021 Notes, the “Notes”), this Tender Offer Statement on Schedule TO (the “Schedule TO”) is being filed by Inphi with the Securities and Exchange Commission with respect to the right of each holder of the Notes (the “Repurchase Right”) to require Inphi to repurchase for cash any and all of the Notes at a price of $1,000 per $1,000 in principal amount tendered, plus accrued and unpaid interest to, but excluding, the repurchase date, pursuant to the terms and conditions of the Offer to Purchase the 2021 Notes, dated May 4, 2021 (as it may be amended and supplemented from time to time, the “2021 Notes Offer to Purchase”), attached hereto as Exhibit (a)(1)(A), the Offer to Purchase the 2025 Notes, dated May 4, 2020 (as it may be amended and supplemented from time to time, the “2025 Notes Offer to Purchase” and, together with the 2021 Notes Offer to Purchase, the “Offers to Purchase”), attached hereto as Exhibit (a)(1)(B), the Indentures and the Notes.

Holders may tender their Notes until 12:00 midnight, New York City time, at the end of the day on June 1, 2021.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) and Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended. This Schedule TO incorporates by reference certain sections of each of the Offers to Purchase specified below in response to Items 1 through 13, except those items to which information is specifically provided herein. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Offers to Purchase.

Item 1. Summary Term Sheet.

The information set forth in each of the Offers to Purchase in the section entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information

(a) Name and Address. The issuer of the securities subject to the Repurchase Right is Inphi Corporation, a Delaware corporation and wholly owned subsidiary of Marvell Technology, Inc. (“MTI”), a Delaware corporation. The principal executive offices of Inphi are located at c/o Marvell Semiconductor, Inc., 5488 Marvell Lane, Santa Clara, California 95054, and telephone number (408) 222-0777.

(b) Securities. The subject classes of securities are (i) Inphi’s 0.75% Convertible Senior Notes due 2021 (CUSIP No. 45772F AC1) and (ii) Inphi’s 0.75% Convertible Senior Notes due 2025 (CUSIP No. 45772F AF4). As of May 3, 2021, there were $148,000 aggregate principal amount of 2021 Notes outstanding and $156,548,000 aggregate principal amount of 2025 Notes outstanding, in each case excluding any Notes with respect to which the holder has delivered an irrevocable notice of conversion. At the Delaware Merger Effective Time, each share of common stock, $0.001 par value per share, of Inphi (each, an “Inphi Share”) issued and outstanding immediately prior to the Delaware Merger Effective Time (other than (i) Inphi Shares held by Inphi, Marvell, MTI, Delaware Merger Sub or any other subsidiary of Marvell or Inphi and (ii) Inphi Shares with respect to which appraisal rights are properly exercised and not withdrawn under Delaware law) was converted into the right to receive 2.323 shares of common stock, $0.002 par value per share, of MTI (each, an “MTI Share”) and $66.00 in cash, without interest, plus cash in lieu of any fractional MTI Shares (the “Merger Consideration”).

Under the terms of the respective Indentures, the Delaware Merger constituted a Fundamental Change and Make-Whole Fundamental Change whereby holders of the Notes have the right to convert their notes in whole or in part (in a principal amount of $1,000 or an integral multiple thereof) into the Merger Consideration and, during the period from the Delaware Merger Effective Time up to the close of business on June 1, 2021 (the “Make-Whole Convertibility Period”), at an increased conversion rate of 0.0014 shares per $1,000 principal amount of 2021 Notes and 0.5891 shares per $1,000 principal amount of 2025 Notes. The Indentures, as supplemented in connection with the Delaware Merger, provide that each Note is convertible into cash and MTI Shares that a holder of one Inphi Share would have received in the Delaware Merger, multiplied by the applicable conversion rate. Accordingly, during the Make-Whole Convertibility Period, each 2021 Note is convertible into $1,171.65 in cash and 41.2384 MTI Shares, with cash paid in lieu of any fractional share, and each 2025 Note is convertible into $567.27 in cash and 19.9662 MTI Shares, with cash paid in lieu of any fractional share. If a holder of the 2021 Notes fails to convert its 2021 Notes during the Make-Whole Convertibility Period, such holder will continue to be entitled to convert their 2021 Notes into a combination of cash and MTI Shares based on the Merger Consideration up until the close of business on the second Scheduled Trading Day (as such term as defined in the 2021 Indenture) immediately preceding the maturity date of the 2021 Notes in accordance with the terms of the 2021 Indenture. However, such holder will no longer be entitled to receive the increased conversion rate resulting from the Delaware Merger constituting a Make-Whole Fundamental Change. If a holder of the 2025 Notes fails to exercise its conversion right during the Make-Whole Convertibility Period, such holder will no longer be entitled to convert its 2025 Notes as a result of the Fundamental Change or Make-Whole Fundamental Change, and will need to wait until the occurrence of another event giving rise to the right of such noteholder to convert their 2025 Notes in accordance with the terms of the 2025 Indenture.

As of May 3, 2021, there were approximately 816,434,039 MTI Shares outstanding.

(c) Trading Market and Price. The Notes are not listed on any national securities exchange. There is no established trading market for trading in the Notes. MTI Shares, which may be issued upon conversion of the Notes, trade on The NASDAQ Stock Market, LLC under the symbol “MRVL.” The information set forth under “Market for the Notes and MTI Shares” in each of the Offers to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a) Name and Address. This is an issuer tender offer made by the subject company, Inphi Corporation. The information set forth in Item 2(a) above is incorporated herein by reference.

The following table sets forth the names of each of the executive officers, directors and controlling persons of Inphi. The business address and telephone number of each person set forth below is c/o Marvell Semiconductor, Inc., 5488 Marvell Lane, Santa Clara, California 95054, (408) 222-0777.

Board of Directors

Name	Position
Mitchell L. Gaynor	Sole Director

Executive Officers

Name	Position
Jean Hu	President and Chief Financial Officer
Mitchell L. Gaynor	Chief Legal Officer, Secretary and Sole Director

Item 4. Terms of the Transaction.

(a) Material Terms.

(1) Tender Offers.

(i)-(iii), (v)-(viii), (xii) The information set forth in each of the Offers to Purchase in the sections entitled “Summary Term Sheet,” “Information Concerning the Notes,” “Procedures to Be Followed by Holders Electing to Tender Notes for Purchase,” “Right of Withdrawal,” “Payment for Tendered Notes; Source and Amount of Funds,” “Purchases of Notes by the Company and its Affiliates” and “Certain United States Tax Considerations” is incorporated herein by reference.

(iv), (ix)-(xi) Not applicable.

(2) Mergers or Similar Transactions.

(i)-(vii) Not applicable.

(b) Purchases. To the Company’s knowledge based on reasonable inquiry, it will not purchase any Notes from any of its officers, directors or affiliates.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in each of the Offers to Purchase in the sections entitled “The Mergers and Related Transactions,” “Information Concerning the Notes,” and “Agreements Involving the Company’s Securities” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The purpose of the tender offer is to comply with the Indentures, which require the Company, upon the occurrence of a Fundamental Change, to repurchase all Notes tendered at the option of the holders pursuant to the Repurchase Right.

(b) Use of Securities Acquired. Any Notes accepted for purchase will be cancelled and retired.

(c) Plans. The information set forth in each of the Offers to Purchase in the section entitled “Plans or Proposals of the Company” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in each of the Offers to Purchase in the section entitled “Payment for Tendered Notes; Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. There are no financing conditions in connection with the Company’s obligation to consummate the Repurchase Right.

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. To the knowledge of the Company, no Notes are beneficially owned by any person identified in Item 3 of this Schedule TO or any associate or majority owned subsidiary of those persons.

(b) Securities Transactions. Except as described in each of the Offers to Purchase, to the knowledge of the Company, no person identified in Item 3 of this Schedule TO, no affiliate or associate or majority owned subsidiary of the Company, and no director or executive officer of any subsidiary of the Company has engaged in any transaction in the Notes during the 60 days preceding the date of this Schedule TO.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in each of the Offers to Purchase in the section entitled “No Solicitations” is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable. The Company does not believe it is required to include financial information or pro forma information due to the fact that this information is not material to holders of the Notes because, among other reasons, the consideration offered consists solely of cash, the Repurchase Right is not subject to any financing condition and the offer is for all outstanding Notes.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) To the knowledge of the Company, there are no material agreements, arrangements, understandings or relationships between the Company and any of its executive officers, directors, controlling persons or subsidiaries that are material to a security holder’s decision whether to sell, tender or hold the Notes.

(2) To the knowledge of the Company after reasonable investigation, there are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the tender offer that are material to a security holder’s decision whether to sell, tender or hold the Notes.

(3) There are no applicable antitrust laws that are material to a security holder’s decision whether to sell, tender or hold the Notes.

(4) There are no margin requirements under Section 7 of the Securities Exchange Act of 1934, as amended, and its applicable regulations that are material to a security holder’s decision whether to sell, tender or hold the Notes.

(5) There are no material pending legal proceedings relating to the tender offer that are material to a security holder’s decision whether to sell, tender or hold the Notes.

(c) Other Material Information. The information contained in each of the Offers to Purchase is incorporated herein by reference.

Item 12. Exhibit Index.

(a)(1)(A)*	2021 Notes Offer to Purchase, dated May 4, 2021.

(a)(1)(B)*	2025 Notes Offer to Purchase, dated May 4, 2021.

(a)(5)(A)*	Press Release, dated May 3, 2021.

(b)	None.

(d)(1)	Indenture, dated as of September 12, 2016, between Inphi Corporation, as issuer, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Inphi Corporation’s Current Report on Form 8-K filed on September 12, 2016, File No. 001-34942).

(d)(2)	First Supplemental Indenture, dated as of April 20, 2021, by and among Marvell Technology, Inc., Inphi Corporation and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.1 to Marvell Technology, Inc.’s Current Report on Form 8-K filed on April 21, 2021, File No. 001-40357).

(d)(3)	Indenture, dated as of April 24, 2020, between Inphi Corporation, as issuer, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Inphi Corporation’s Current Report on Form 8-K filed on April 27, 2020, File No. 001-34942).

(d)(4)	First Supplemental Indenture, dated as of April 20, 2021, by and among Marvell Technology, Inc., Inphi Corporation and U.S. Bank National Association (incorporated by reference to Exhibit 4.2 to Marvell Technology, Inc.’s Current Report on Form 8-K filed on April 21, 2021, File No. 001-40357).

(d)(5)	Agreement and Plan of Merger and Reorganization, dated as of October 29, 2020 by and among Marvell Technology Group Ltd., Maui HoldCo, Inc., Maui Acquisition Company Ltd., Indigo Acquisition Corp. and Inphi Corporation (incorporated by reference to Exhibit 2.1 to Inphi Corporation’s Current Report on Form 8-K filed on October 29, 2020, File No. 001-34942).

(d)(6)	Form of Exchange Agreement (incorporated by reference to Exhibit 10.1 to Marvell Technology, Inc.’s Current Report on Form 8-K filed on April 21, 2021, File No. 001-40357).

(d)(7)	Base Capped Call Confirmation dated September 6, 2016 between Inphi Corporation and Morgan Stanley & Co. LLC (incorporated by reference to Exhibit 10.1 to Inphi Corporation’s Current Report on Form 8-K filed on September 12, 2016, File No. 001-34942).

(d)(8)	Base Capped Call Confirmation dated September 6, 2016 between Inphi Corporation and JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.2 to Inphi Corporation’s Current Report on Form 8-K filed on September 12, 2016, File No. 001-34942).

(d)(9)	Additional Capped Call Confirmation dated September 7, 2016 between Inphi Corporation and Morgan Stanley & Co. LLC (incorporated by reference to Exhibit 10.3 to Inphi Corporation’s Current Report on Form 8-K filed on September 12, 2016, File No. 001-34942).

(d)(10)	Additional Capped Call Confirmation dated September 7, 2016 between Inphi Corporation and JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.2 to Inphi Corporation’s Current Report on Form 8-K filed on September 12, 2016, File No. 001-34942).

(d)(11)	Form of Base Capped Call Confirmation dated April 21, 2020 (incorporated by reference to Exhibit 10.1 to Inphi Corporation’s Current Report on Form 8-K filed on April 27, 2020, File No. 001-34942).

(d)(12)	Form of Additional Capped Call Confirmation dated April 22, 2020 (incorporated by reference to Exhibit 10.2 to Inphi Corporation’s Current Report on Form 8-K filed on April 27, 2020, File No. 001-34942).

(d)(13)	Form of Amendment, dated April 24, 2020, to Base Capped Call Confirmations dated September 6, 2016 (incorporated by reference to Exhibit 10.4 to Inphi Corporation’s Quarterly Report on Form 10-Q filed on April 27, 2020, File No. 001-34942).

(d)(15)	Form of Amendment No. 2, dated May 21, 2020, to Base Capped Call Confirmations dated September 6, 2016 (incorporated by reference to Exhibit 10.5 to Inphi Corporation’s Quarterly Report on Form 10-Q filed on April 27, 2020, File No. 001-34942).

(g)	None.

(h)	None.

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2021

INPHI CORPORATION

By:	/s/ Jean Hu
Jean Hu
President and Chief Financial Officer